





AMERICAN BANK NOTE HOLOGRAPHICS, INC.

Annual Report 2004

Holographic Solutions for Security, Authentication and Design.


AMERICAN BANK NOTE HOLOGRAPHICS, INC.

Company Profile

American Bank Note Holographics, Inc. (ABNH) is a world leader in the design, production and marketing of security holograms that authenticate valuable documents and products. ABNH security devices are used to protect a wide range of products and documents including most major transaction cards, secure documents issued by the United States and other governments, pharmaceuticals and other valuable consumer and industrial products.


ABNH
AMERICAN BANK NOTE HOLOGRAPHICS, INC.

The need for better security for documents and products continues to escalate as new imaging and printing technologies have made it easier for criminals and terrorists to counterfeit a wide variety of products and documents of value. The security devices that ABNH designs and produces provide an effective deterrent to counterfeiting since they are extremely difficult to copy and are easily recognizable. ABNH combines its world class holographic origination capabilities with proprietary applications to create effective solutions to combat the increasing worldwide problems of counterfeiting, tampering, diversion and fraud.

In 2005, ABNH moved into a new state-of-the-art facility in Robbinsville, New Jersey. In addition, ABNH maintains a production facility in Dalton, Massachusetts. Additional information may be obtained at www.abnh.com.

Financial Highlights

Revenue
Dollars in Thousands


$22,000
$21,000
$20,000
$19,000
$18,000
$17,000
$16,000
$21,729
$19,473
$20,482
$19,220
$18,332
$21,276
1999
2000
2001
2002
2003
2004

Cash & Short-Term Investments
Dollars in Thousands


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$(2,000)
$266
$7,926
$7,368
$8,659
$11,341
$13,346
1999
2000
2001
2002
2003
2004

Operating Income
Dollars in Thousands


$3,000
$0
$(9,000)
$(608)
$508
$876
$(8,083)
$1,215
$1,654
$2,703
1999
2000
2001
2002
2002*
2003
2004
Operating Income($)
Proforma

Operating Income
As a Percent of Revenue


15%
5%
0%
-45%
-2.8%
2.6%
4.3%
-42.1%
6.3%
9.0%
12.7%
1999
2000
2001
2002
2002*
2003
2004
Operating Income(%)
Proforma


RECEIVED
PROCESSING
SECTION
WASH, D.C.

* Pro Forma 2002 operating income and operating margin percentage excludes the non-cash impairment charges to goodwill and fixed assets of $9,298, which were included in operating expenses in 2002. Management believes that operating income and operating margin percentage excluding the non-cash impairment charges provide a clearer picture of the Company's operational performance and comparison to other periods.

To Our Stockholders

We are proud to report that 2004 was a successful year of both record financial performance and significant commercial achievement for ABNH.

In addition to continuing on our path of improving **Financial Performance**, this year is noteworthy as it marks the beginning of an exciting new era in which we are strengthening ABNH's **Market Position, Operations** and **Organization**.

Financial Performance

In 2004, we achieved impressive financial results while laying the groundwork for strong future growth. Financial highlights for 2004 compared to 2003 are:

- Sales growth of 16%.
- Operating income increase over 60%.
- Net income increase almost 80%.
- Earnings per share increase of 100%.
- Cash and short term investments increasing from $11.3 million to $13.3 million, and maintaining no debt.

It should be noted that these financial results were achieved while investing in future growth with increased R&D and sales and marketing expenditures as well as the extensive effort and expense associated with planning for and commencing the facility consolidation and investment in stronger infrastructure that is being implemented in 2005.

Market Position

The strong financial performance reflects the expansion of our relationships with major customers, as well as the implementation of new customer programs in transaction cards, identity documents and product authentication.

The transaction card market has been our largest target market for many years, and we have significantly strengthened our position in this market with the implementation of HoloMag™ as well as other new programs. HoloMag is a complex and valuable product which enhances card security, as it incorporates both overt and covert security features into an integrated holographic magnetic stripe. HoloMag functions like ordinary magnetic tape, but unlike traditional magnetic tape, which is a widely available commodity, HoloMag is a tightly controlled security product. In addition, HoloMag efficiently uses the space on payment cards, as the magnetic stripe is customized with distinctive holographic images to help support the branding and design objectives of our customers. We are working closely with major card issuing organizations, banks and card manufacturers in the worldwide roll-out of HoloMag.

The identity document market has become an increasingly important market for us as the heightened sensitivity to security has prompted governments and other institutions around the world to consider enhancing the security of the identification documents they issue. In 2004, we strengthened our presence in the identity market. We are now serving some of the most security conscious customers in the world including the United States Military, Secret Service, Department of Homeland Security as well as other agencies within the United States and international governments. As a result, we have earned a strong reputation for our high quality overt and covert security

"This is an exciting time for ABNH as we are strengthening the company's financial performance, market position, operations and organization."


Kenneth H. Traub
President and Chief Executive Officer
Salvatore F. D'Amato
Chairman of the Board

solutions for identification and we are well-positioned to capitalize on the growing demand for secure credentials.

We have also strengthened our position in the product authentication and security packaging arena. While we eliminated some older, unprofitable international accounts; we expanded our presence in high value brand protection, particularly in pharmaceuticals. As the FDA in the United States and other institutions around the world have drawn attention to the problem of counterfeit drugs, we have been implementing enhanced security solutions on behalf of major pharmaceutical companies to protect their products from piracy and safeguard the public.

Operations

In 2004, we planned and started to implement the move, consolidation and investment into our new state-of-the-art facility in Robbinsville, NJ. This move will enable a closer interaction of all of our operations that will now be under one roof, yielding substantial operating efficiencies.

We are also installing new technologies and flexible production equipment in the Robbinsville facility to expand our product offerings, increase capacity, enhance vertical integration and streamline manufacturing schedules.

In sum, following the move into our new facility in 2005, ABNH will be more efficient and more capable of providing comprehensive solutions for the expanding requirements of the security and authentication markets we serve.

Organization

The exciting developments described above have infused our organization with energy and enthusiasm. The move has also given us the opportunity to complement the wonderful experience and talents of our outstanding employees from our Elmsford and Huntington Valley operations with new and talented people throughout the organization that bring fresh insights and perspective.

We have been fortunate to recruit a top quality management and technical team and Board of Directors to lead ABNH into the future. Recent additions to our senior management team include Mark Bonney as Executive Vice President and Chief Financial Officer, Ron McClenny as Vice President of Engineering and Quality Assurance and Dr. John Hynes as Vice President and Chief Technology Officer. We also appointed Jordan Davis, the Managing Partner of Radius Ventures to our Board of Directors. Every department of the company is being strengthened as we have recruited outstanding professionals for engineering, manufacturing, quality assurance, sales, marketing, customer service, finance and administration.

Our organization is stronger and more dynamic than ever – proud of what we have accomplished, focused on continuing to successfully execute our plans, and enthusiastic about the future.

We are grateful for the continued support of our stockholders, employees, customers and partners, and we look forward to a prosperous and secure future.

Kenneth H. Traub
President and Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

Financial Section

Selected Financial Data

Statement of Income Data

(In Thousands, Except Per Share Data)	Year Ended December 31, 2004	2003	2002	2001	2000(b)
Revenue:					
Sales (a)	$21,263	$18,284	$18,665	$20,016	$19,029
Royalty income	13	48	555	466	444
	21,276	18,332	19,220	20,482	19,473
Costs and expenses:					
Cost of goods sold	9,161	8,279	8,926	9,962	8,876
Selling and administrative (a)	7,070	6,518	7,136	7,314	8,085
Research and development	1,270	1,142	1,143	1,233	928
Depreciation and amortization	830	739	800	1,097	1,076
Facility consolidation	242				
Impairment of goodwill and fixed assets (c)	—	—	9,298	—	—
	18,573	16,678	27,303	19,606	18,965
Operating income (loss)	2,703	1,654	(8,083)	876	508
Other income (expense):					
Interest, net	121	97	113	258	(512)
Settlement with Former Parent	—	—	—	—	519
Settlement of shareholder litigation	—	—	—	—	(3,508)
Patent settlement and other	178	—	691	—	—
	299	97	804	258	(3,501)
Income (loss) before provision for(benefit from) income taxes	3,002	1,751	(7,279)	1,134	(2,993)
Provision for (benefit from) income taxes	1,201	744	858	543	(1,110)
Net income (loss)	$1,801	$1,007	$(8,137)	$591	$(1,883)
Net income (loss) per share:					
Basic and diluted	$0.10	$0.05	$(0.44)	$0.03	$(0.12)
Weighted average shares outstanding:					
Basic	18,489	18,484	18,484	18,484	15,421
Diluted	18,907	18,526	18,484	18,484	15,421

Balance Sheet Data

	December 31, 2004	2003	2002	2001	2000
Working capital	$17,218	$16,054	$14,091	$11,884	$10,377
Total assets	$25,211	$21,020	$20,130	$28,586	$29,134
Total debt	—	—	—	—	—
Total stockholders' equity	$19,314	$17,449	$16,442	$24,579	$23,988

(a) Sales have been adjusted for 2000 to reflect the reclassification of shipping charges billed to customers, which were previously netted in selling and administrative expenses.

(b) During the year ended December 31, 2000, we incurred costs of $3.4 million regarding the settlement of the shareholder litigation, and $0.1 million in connection with fines and costs incurred regarding the SEC and U.S. Attorney investigations. In addition, we reversed $0.5 million from accounts payable and accrued expenses resulting from a settlement, which we entered into with our Former Parent. These costs are included in other income (expense) on the accompanying statement of operations. Additionally in the third quarter of 2000, our insurance carriers agreed to pay us $750,000 as a product liability reimbursement, which we included in cost of sales.

(c) As a result of our annual test for impairment of goodwill, we recorded an impairment charge of $7.4 million during the quarter ended December 31, 2002 (see Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Notes to the Financial Statements). As a result of our review of long-lived assets for impairment during the quarter ended December 31, 2002, we recorded an impairment charge of $1.9 million (see Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Notes to the Financial Statements).

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements, including the notes thereto, which appear elsewhere in this report.

Overview

American Bank Note Holographics, Inc. ("ABNH") was, until July 20, 1998, a wholly-owned subsidiary of American Banknote Corporation ("ABN" or the "Former Parent"). On that date, ABN completed the sale of 13,636,000 shares of our common stock in an initial public offering (the "Offering"), representing ABN's entire investment in ABNH. We did not receive any proceeds from the Offering.

ABNH originates, mass-produces and markets holograms. Our holograms are used primarily for security applications such as counterfeiting protection for credit and other transaction cards, identification cards and documents of value, as well as for tamper resistance and authentication of high-value consumer and industrial products. We also produce non-secure holograms for packaging and promotional applications. Our sales of holograms for security applications generally carry higher gross margins than sales for non-security applications.

Concerns regarding counterfeiting, piracy and other infractions that can result in lost sales, lost goodwill and product liability claims drive the use of product authentication holograms. Companies in various industries utilize holograms as authentication devices to reduce potential losses.

A significant portion of our business is derived from orders placed by credit card companies, including MasterCard and manufacturers of VISA brand credit cards and variations in the timing of such orders can cause significant fluctuations in our sales. Sales to MasterCard for the years ended December 31, 2004, 2003 and 2002 were approximately 35%, 33%, and 41%, respectively. We entered into an agreement with MasterCard dated February 28, 2003, which replaced the agreement dated February 1, 1996, as amended. We entered into an amendment to this agreement on September 29, 2003, in which MasterCard retained us to produce a new hologram for the Debit MasterCard and extended the agreement to February 2011, subject to automatic renewal if not terminated by either party. The new agreement provides that MasterCard will receive three sequential price reductions of approximately 3% each, effective at the beginning of 2003, 2004 and 2006. We are currently the exclusive supplier to MasterCard. Sales to VISA card manufacturers were approximately 31%, 30%, and 26%, respectively, of sales for the years ended December 31, 2004, 2003 and 2002. Currently we are one of two companies authorized to manufacture and sell VISA brand holograms to manufacturers of VISA brand credit cards. On March 15, 2005, VISA announced its intention to phase out the Dove hologram that we supply for the front of the VISA card, and to replace it with an integrated holographic magnetic stripe. We expect to supply our holographic magnetic stripe product, HoloMag, for VISA cards, but we cannot assure you that future sales of HoloMag to VISA's authorized card manufacturers will be as successful or profitable as our historical sales of the VISA Dove hologram. We do not have a contract with VISA that commits them or their authorized card manufacturers to purchase any Dove holograms or HoloMag from us. If we were to lose a substantial portion of our business with either MasterCard or VISA without replacing it with new product sales, our business, operating results and financial condition would be materially and adversely affected. In addition, if we fail to obtain anticipated orders from these customers or if we experience delays or cancellations of orders from these customers, our business and financial performance will be materially and adversely affected.

Holograms are sold under purchase orders and contracts with customers. Sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, we have shipped product where the sale is contingent upon the customers' use of the product. In these situations, we do not recognize sales upon product shipment, but rather when the buyer of the product informs us that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at our on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order. At December 31, 2004 and 2003, accounts receivable from this customer totaled $1.1 million and $1.0 million, respectively.

We purchase certain key materials used in the manufacture of our holograms and outsource certain key processes from third party suppliers, some of which are sole source relationships, with whom we do not have supply contracts. Any problems that occur with respect to the delivery, quality or cost of any such materials or processes could have a material adverse effect on our financial position, results of operations and cash flows.

During 2004, 2003 and 2002, export sales accounted for approximately 21%, 28% and 27%, respectively, of total sales. All of our export sales are presently denominated in U.S. dollars.

Sales may fluctuate from quarter to quarter due to changes in customers' ordering patterns. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for holograms may be materially influenced by customers' promotions, inventory replenishment, card expiration patterns, delivery schedules and other factors which may be difficult for us to anticipate.

Cost of goods sold includes raw materials such as nickel, foils, films and adhesives; labor costs; manufacturing overhead; and hologram origination costs (which represent costs of a unique master hologram that is made to customer specifications and is an integral part of the production process). As a result, costs of goods sold are affected by product mix, manufacturing yields, costs of materials and services from our suppliers and labor.

Selling and administrative expenses primarily consist of salaries, benefits and commissions for our corporate, sales, marketing and administrative personnel, marketing and promotion expenses, legal and accounting expenses and expenses associated with being a public company.

Critical Accounting Policies

We make use of estimates and assumptions that impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories and intangible assets. These estimates and assumptions are based on historical results and trends as well as our forecasts as to how these might change in the future.

We believe the following critical accounting policies, among others, impact the significant judgments and estimates we use in the preparation of our financial statements:

Revenue Recognition

We recognize revenue in accordance with the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." Specifically, sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, we have shipped product where the sale is contingent upon the customers' use of the product. In these situations, we do not recognize sales upon product shipment, but rather when the buyer of the product informs us that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at our on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We recognize allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances may be required in the future.

Inventory Valuation

Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. At each balance sheet date, we evaluate our ending inventory for excess quantities and obsolescence. We provide reserves for estimated obsolescence equal to the difference between the cost of the inventory and its estimated market value. We fully reserve for inventories deemed obsolete. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required.

Impairment of Goodwill and Long-Lived Assets

We account for goodwill and long-lived assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 142, which provides that goodwill should not be amortized but instead tested for impairment on an annual basis, was adopted by us on January 1, 2002. The impairment testing is performed in two steps: (i) the determination of impairment, based on our fair value compared with our carrying value, and (ii) if there is an indication of impairment, this step measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. We performed the annual test for impairment required by SFAS No. 142 during the year ended December 31, 2002. At that time, our fair value (based on quoted market prices) was found to be less than our carrying amount, and accordingly, we recorded a $7.4 million impairment charge for the year ended December 31, 2002. This charge represents the full impairment of the goodwill that was on our balance sheet prior to December 31, 2002. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the year ended December 31, 2002, we recorded a charge for the impairment of long-lived assets of $1.9 million to write off fixed assets consisting of master plates which will no longer be used. This charge represents the full impairment of this long-lived asset that was on our balance sheet prior to December 31, 2002. The goodwill and the long-lived assets arose through purchase accounting by our Former Parent, as it related to us, in connection with our Former Parent's 1990 merger.

Results of Operations

Comparison of the Year Ended December 31, 2004 to the Year Ended December 31, 2003

Sales. Sales increased by $3.0 million, or 16.3%, from $18.3 million in 2003 to $21.3 million in 2004. The increase was due to an increase in sales of holograms for transaction cards to existing customers of $3.0 million, the creation of new programs for transaction cards for $0.9 million in 2004, and the creation of new programs for identification products for $0.4 million in 2004, which was partially offset by sales of $1.3 million of identification products in 2003 that did not recur in 2004. In addition, we commenced new programs in pharmaceutical and other consumer product protection which offset a reduction in lower margin international label sales.

Royalty Income. Royalty income remained relatively unchanged.

Cost of Goods Sold. Cost of goods sold increased by $0.9 million, or 10.7%, from $8.3 million in 2003 to $9.2 million in 2004. As a percentage of sales, cost of goods sold decreased from 45.3% in 2003 to 43.1% in 2004. The decrease in cost of goods sold as a percentage of sales of 2% was primarily due to greater sales volumes of higher margin products in the current period.

Selling and Administrative Expenses. Selling and administrative expenses increased by $0.6 million, from $6.5 million in 2003 to $7.1 million in 2004. As a percentage of sales, selling and administrative expenses decreased from 35.6% in 2003 to 33.3% in 2004. The increase in selling and administrative expenses is primarily due to an increase in sales salaries of $0.1 million, an increase in other selling expenses of $0.1 million primarily due to higher trade show, travel and sample expenses, an increase in administrative salaries and benefits of $0.3 million and an increase in other administrative expenses of $0.1 million primarily related to higher professional fees and recruitment expenses.

Research and Development. Research and development expenses increased $0.1 million from $1.2 million in 2003 to $1.3 million in 2004. The increase was primarily due the development and testing of new products.

Depreciation and Amortization. Depreciation and amortization expense increased $0.1 million from $0.7 million in 2003 to $0.8 million in 2004 primarily due to new assets in 2004.

Facility Consolidation Expenses. Facility consolidation expenses of $0.2 million pertain to expenses incurred for our new facility in Robbinsville, New Jersey and consist primarily of legal fees, real estate commissions and employee relocation and severance expenses.

Other Income. Other income increased $0.2 million from $0.1 million in 2003 to $0.3 million in 2004. The increase was primarily due to income from a patent settlement agreement with a competitor in 2004.

Income Taxes. Income tax expense increased $0.5 million from $0.7 million in 2003 to $1.2 million in 2004. The increase was primarily due to an increase in taxable income in 2004.

Comparison of the Year Ended December 31, 2003 to the Year Ended December 31, 2002

Sales. Sales decreased by $0.4 million, or 2.0%, from $18.7 million in 2002 to $18.3 million in 2003. The decrease was due to a decrease in sales to MasterCard of the original MasterCard hologram of $2.4 million and a discontinuation of the Europay hologram of $0.4 million which was partially offset by sales of $0.8 million of the new Debit MasterCard hologram, an increase in sales of identification products of $0.8 million and a net increase in sales of other products of $0.8 million.

Royalty Income. Royalty income for the year ended December 31, 2003 decreased $0.5 million from the year ended December 31, 2002 due to the expiration of a patent license agreement.

Cost of Goods Sold. Cost of goods sold decreased by $0.6 million, or 7.3%, from $8.9 million in 2002 to $8.3 million in 2003. As a percentage of sales, cost of goods sold decreased from 47.8% in 2002 to 45.3% in 2003. The decrease in cost of goods sold as a percentage of sales of 3% was primarily due to decreases in provisions for warranty, obsolescence and royalties of 3% and lower production costs of 2% offset by a 2002 vendor reimbursement of 2% which did not recur in 2003.

Selling and Administrative Expenses. Selling and administrative expenses decreased by $0.6 million, from $7.1 million in 2002 to $6.5 million in 2003. As a percentage of sales, selling and administrative expenses decreased from 38.2% in 2002 to 35.6% in 2003. The decrease in selling and administrative expenses is primarily due to a decrease in other selling and administrative expenses of $0.5 million primarily due to decreases in expenses for insurance, telephone, travel, show, sales samples and bad debt expenses and a decrease in salaries and benefits of $0.1 million primarily due to lower headcount and commissions.

Research and Development. Research and development expenses remained relatively unchanged.

Impairment of Goodwill and Fixed Assets. The 2002 impairment charges of $7.4 million, to write off goodwill recorded under the requirements of SFAS No. 142, and $1.9 million, to write off fixed assets recorded under the requirements of SFAS No. 144, did not recur in 2003.

Other Income. Other income decreased $0.7 million from $0.8 million in 2002 to $0.1 million in 2003. The decrease was primarily due to income from settlement agreements in 2002 that did not recur in 2003.

Income Taxes. Income tax expense decreased $0.1 million from $0.9 million in 2002 to $0.8 million in 2003. The decrease was primarily due to a decrease in taxable income in 2003 after giving effect to impairments of goodwill and fixed assets which are permanent differences for tax purposes.

Seasonality

Our sales have not generally exhibited substantial seasonality. However, our sales and operating results to date have, and future sales and therefore operating results may, continue to fluctuate from quarter to quarter. The degree of fluctuation will depend on a number of factors, including the timing and level of sales, and any change in the pricing of our products and the mix of products sold. Because a significant portion of our business is expected to be derived from orders placed by a limited number of large customers, variations in the timing of such orders could cause significant fluctuations in our operating results. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for holograms may be materially influenced by customers' promotions, inventory replenishment, card expiration patterns, delivery schedules and other factors which may be difficult for us to anticipate. Other factors that may result in fluctuations in operating results include the timing of new product announcements and the introduction of new products and new technologies by us or our competitors, delays in research and development of new products, increased research and development expenses, availability and cost of materials from our suppliers, and competitive pricing pressures.

Liquidity and Capital Resources

At December 31, 2004, we had $11.4 million of cash and cash equivalents, short-term investments of $2.0 million and working capital of $17.2 million.

On June 30, 2000, we entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, we sold 3,387,720 shares of our common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that our Board of Directors and the audit committee of our board of directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane. The Agreement also provides that, for as long as Crane owns at least 51% of the shares of common stock purchased under the Agreement, Crane shall be entitled to designate one director on the management slate of nominees to our board of directors, and that, should our board of directors be expanded to a number greater than six, then our board of directors shall be expanded by another seat, and Crane shall be entitled to nominate an additional director.

The Agreement also contains a standstill provision, whereby Crane agreed, that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of our outstanding securities. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of ABNH during a tender or exchange offer if such offer is opposed by our board of directors. In connection with the transaction, Crane also received the right to cause us to register Crane's shares for public resale and the right to include such shares in any future registration of our securities, subject to certain exceptions.

Net cash provided by operating activities was $3.4 million for the year ended December 31, 2004, as compared to $3.1 million of cash provided by operating activities for the prior year. For the year ended December 31, 2004, our net income adjusted for non-cash charges provided cash of $2.6 million compared to $2.5 million of cash provided by our net income adjusted for non-cash charges in the prior year. For the year ended December 31, 2004, cash provided by changes in operating assets and liabilities was $0.8 million compared to cash provided by changes in operating assets and liabilities of $0.6 million in the prior year.

Investing activities for the year ended December 31, 2004 provided cash flows of $0.5 million, as compared to $4.4 million of cash used in 2003. These activities primarily reflected a decrease in investments in short-term securities of $2.0 million and capital expenditures of $1.5 million in 2004 and investments in short-term securities of $4.0 million and capital expenditures of $0.4 million in 2003. Capital expenditures in 2004 included $1.0 million for leasehold improvements and equipment to be installed in the new facility in Robbinsville, New Jersey. We anticipate that capital expenditures in 2005 and 2006 will be approximately $6.5 and $3.0 million, respectively. The capital expenditures will be directed at building a high quality, secure manufacturing facility in Robbinsville, New Jersey and enhancing production capabilities, expanding our product line and improving operating efficiencies.

Financing activities for the year ended December 31, 2004 provided cash of $0.1 million primarily due to the issuance of common stock due to the exercise of stock options. There were no financing activities for the year ended December 31, 2003.

On December 14, 2004, we entered into agreements to lease a 134,000 square foot modern manufacturing and office building in Robbinsville, New Jersey, which will be the future site of our primary operations. We will be doing construction within this facility to meet our specialized operational and security requirements through approximately May 2005. The new facility provides substantial room for expansion as we will consolidate our operations that are currently being conducted within a 58,000 square foot facility in Elmsford, New York and a 30,000 square foot facility in Huntington Valley, Pennsylvania into the new facility in Robbinsville, New Jersey. We are also acquiring additional equipment and technology to be installed in the new facility in order to broaden our capabilities to serve our target customers, expand capacity and improve efficiency.

Our leases for the Elmsford, New York and Huntington Valley, Pennsylvania facilities expire December 2007 and July 2007, respectively. The company is seeking to identify subtenants for all or a portion of these upon vacating the premises.

The base rent on the new lease for the Robbinsville, New Jersey facility is $555,000 per year, increasing by 1.9% per year, and the first seven months of the lease are rent-free. We currently pay a combined base rent of $933,000 per year for our two existing smaller facilities in Elmsford, New York and Huntington Valley, Pennsylvania. The term of the new lease is through May 31, 2017, and at the expiration of the term, we have options to renew the lease for three consecutive five year periods and an option to purchase the building.

We currently anticipate investing approximately $7.4 million through 2005, of which approximately $1 million was expended in 2004, in facility upgrades to customize the Robbinsville, New Jersey facility for our operational and security requirements as well as the acquisition of new equipment to upgrade and expand our production capabilities.

We believe that cash flows from operations and our cash balances will be sufficient to meet working capital needs and fund capital expenditures, including expenditures relating to our Robbinsville, New Jersey facility, for the next twelve months.

We also currently expect to incur expenses totaling approximately $4.2 million, of which we incurred $0.2 million in 2004, associated with our existing leases, vacating our current facilities in Elmsford, New York and Huntington Valley, Pennsylvania, relocating and terminating certain employees, moving equipment and other related expenses which we expect to be substantially complete by the third quarter of 2005. These costs will be presented as facility consolidation expense on our financial statements. Approximately $2.9 million of these expenses will be paid in cash ratably through the fourth quarter of 2007 and approximately $1.3 million of these expenses will be paid in cash as incurred through the fourth quarter of 2005.

The following table quantifies our future obligations, which consist primarily of lease obligations (in thousands):

	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years
Lease obligations	$10,289	$1,253	$2,914	$1,203	$4,919

Impact of Inflation

In recent years, inflation has not had a significant impact on our historical operations. There can be no assurance that inflation will not adversely affect our operations in the future, particularly in emerging markets where inflationary conditions tend to be more prevalent.

Balance Sheets

December 31, 2004 and 2003

(In Thousands, Except Share Data)	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$11,357	$7,340
Short-term investments	1,989	4,001
Accounts receivable, net of allowance for doubtful accounts of $180 and $180	3,889	3,174
Inventories	3,394	2,386
Deferred income taxes	983	981
Prepaid expenses	317	385
Other	—	150
Total current assets	21,929	18,417
Machinery, Equipment and Leasehold Improvements — Net of accumulated depreciation and amortization of $10,062 and $9,238	3,172	2,490
Other Assets	110	113
Total Assets	$25,211	$21,020
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$1,519	$687
Accrued expenses	2,065	1,627
Customer advances	69	49
Income taxes payable	1,058	—
Total current liabilities	4,711	2,363
Deferred Income Taxes	1,186	1,208
Total liabilities	5,897	3,571
Commitments and Contingencies		
Stockholders' Equity:		
Preferred Stock, authorized, 5,000,000 shares; no shares issued or outstanding	—	—
Common Stock, par value $0.01 per share, authorized, 40,000,000 shares; issued and outstanding, 18,515,907 shares and 18,483,720 shares	185	185
Additional paid-in capital	24,058	23,994
Accumulated deficit	(4,929)	(6,730)
Total stockholders' equity	19,314	17,449
Total Liabilities and Stockholders' Equity	$25,211	$21,020

The accompanying notes are an integral part of these financial statements.

Statements of Operations

Years Ended December 31, 2004, 2003 and 2002

(In Thousands, Except Per Share Data)	2004	2003	2002
Revenue:			
Sales	$21,263	$18,284	$18,665
Royalty income	13	48	555
Total revenue	21,276	18,332	19,220
Costs and Expenses:			
Cost of goods sold	9,161	8,279	8,926
Selling and administrative	7,070	6,518	7,136
Research and development	1,270	1,142	1,143
Depreciation and amortization	830	739	800
Facility consolidation	242	—	—
Impairment of goodwill and fixed assets	—	—	9,298
Total costs and expenses	18,573	16,678	27,303
Operating income (loss)	2,703	1,654	(8,083)
Other Income			
Interest	121	97	113
Patent and other settlements	178	—	691
Total other income	299	97	804
Income (Loss) Before Provision for Income Taxes	3,002	1,751	(7,279)
Provision For Income Taxes	1,201	744	858
Net Income (Loss)	$1,801	$1,007	$(8,137)
Net Income (Loss) Per Share:			
Basic and diluted	$0.10	$0.05	$(0.44)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity

Years Ended December 31, 2004, 2003 and 2002

(In Thousands)	Common Stock		Additional Paid-In Capital	Retained (Deficit) Earnings	Total
	Shares	Amount			
Balance, January 1, 2002	18,484	$185	$23,994	$400	$24,579
Net loss	—	—	—	(8,137)	(8,137)
Balance, December 31, 2002	18,484	185	23,994	(7,737)	16,442
Net income	—	—	—	1,007	1,007
Balance, December 31, 2003	18,484	185	23,994	(6,730)	17,449
Issuance of shares from exercise of stock options	32	—	64	—	64
Net income	—	—	—	1,801	1,801
Balance, December 31, 2004	18,516	$185	$24,058	$(4,929)	$19,314

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

(In Thousands)	2004	2003	2002
Cash Flows from Operating Activities:			
Net income (loss)	$1,801	$1,007	$(8,137)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	830	739	800
Deferred income taxes	(24)	744	858
(Recovery) provision for doubtful accounts	—	(30)	160
Impairment of goodwill and fixed assets	—	—	9,298
Changes in operating assets and liabilities:			
Accounts receivable	(715)	517	(771)
Inventories	(1,008)	155	726
Prepaid expenses and other	215	486	(140)
Accounts payable and accrued expenses	1,270	(455)	(1,138)
Customer advances	20	(40)	(11)
Income taxes payable	1,058	—	—
Net cash provided by operating activities	3,447	3,123	1,645
Cash Flows from Investing Activities:			
Decrease (increase) in short-term investments	2,012	(4,001)	—
Capital expenditures	(1,506)	(441)	(354)
Net cash provided by (used in) investing activities	506	(4,442)	(354)
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	64	—	—
Net cash provided by financing activities	64	—	—
Increase (Decrease) In Cash and Cash Equivalents	4,017	(1,319)	1,291
Cash and Cash Equivalents, Beginning of Year	7,340	8,659	7,368
Cash and Cash Equivalents, End of Year	$11,357	$7,340	$8,659
Supplemental Cash Flow Information:			
Income taxes paid	$184	$5	$2

The accompanying notes are an integral part of these financial statements.

Notes To Financial Statements

Years Ended December 31, 2004, 2003 And 2002

1. Basis of Presentation and Summary of Significant Accounting Policies

American Bank Note Holographics, Inc. (the "Company" or "ABNH") was incorporated in the state of Delaware in August 1985. The Company was, until July 20, 1998, a wholly-owned subsidiary of American Banknote Corporation (the "Former Parent" or "ABN").

The Company originates, mass-produces, and markets secure holograms. Holograms are used for security, packaging and promotional applications. The Company operates in one reportable industry segment.

Use of Estimates — The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results may differ materially from those estimates.

Cash and Cash Equivalents — All highly liquid investments (primarily government bonds) with a maturity of three months or less, when purchased, are considered to be cash equivalents and are stated at cost, which approximates market.

Short-Term Investments – At December 31, 2004, short-term investments consisted of a U.S. government debt instrument which matured February 22, 2005. At December 31, 2003, short-term investments consisted of U.S. government debt instruments that matured in January and February 2004. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. This investment is classified as held to maturity and is carried at its amortized cost.

Concentrations of Credit Risk — A significant portion of the Company's accounts receivable are due from credit card issuers and related credit card manufacturers located throughout the United States and Europe. At December 31, 2004 each of three customers accounted for 28%, 19% and 11%, respectively, of the Company's accounts receivable and 35%, 9% and 6%, respectively, of its sales for the year then ended. At December 31, 2003 and for the year then ended one customer accounted for 30% of the Company's accounts receivable and 33% of its sales and a second customer accounted for 30% of the Company's accounts receivable and 9% of its sales. The Company establishes its credit policies based on an ongoing evaluation of its customers' creditworthiness and competitive market conditions and does not require collateral.

Inventories — Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. The cost of hologram originations (which represent costs of a unique master hologram that is made to customer specifications and is an integral part of the production process) are charged to cost of goods sold in the period incurred.

Revenue Recognition — The Company recognizes revenue in accordance with the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." Specifically, sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, the Company has shipped product where the sale is contingent upon the customers' use of the product. In these situations, the Company does not recognize sales upon product shipment, but rather when the buyer of the product informs the Company that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at the Company's on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order.

Shipping and handling amounts billed to customers are included in revenues and shipping and handling costs are included in selling and administrative expenses and amounted to $433,000, $358,000, and $373,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Royalty Income — The Company enters into licensing agreements with certain manufacturers under which the Company receives royalty payments. Royalty payments due under licensing agreements are recognized as income either based upon shipment reports from licensees, where available, or estimated shipments by such licensees.

Depreciation and Amortization — Machinery and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives ranging from 5 to 15 years.

Amortization of leasehold improvements is computed using the straight-line method based upon the remaining term of the applicable lease, or the estimated useful life of the asset, whichever is shorter.

Long-Lived Assets — Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

During the year ended December 31, 2002, the Company recorded a charge for the impairment of long-lived assets of $1.9 million to write off fixed assets consisting of master plates which will no longer be used. The impairment charge represents the full impairment of this long-lived asset. This asset arose through purchase accounting by the Company's Former Parent, as it related to the Company, in connection with the Former Parent's merger in 1990. There were no impairments of long-lived assets in 2004 or 2003.

Goodwill — In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which provides that goodwill should not be amortized but instead tested for impairment on an annual basis, and which was adopted by the Company on January 1, 2002. The impairment testing is performed in two steps: (i) the determination of impairment, based on the fair value of the Company compared with its carrying value, and (ii) if there is an indication of impairment, this step measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142 the Company completed the transitional impairment test during the quarter ended March 31, 2002, which testing indicated that no adjustment was required upon the adoption of the pronouncement. The Company performed the annual test for impairment required by SFAS No. 142 during the year ended December 31, 2002. At that time the fair value (based on quoted market prices) of the Company was found to be less than its carrying amount and as a result, the Company recorded a $7.4 million impairment charge for the year ended December 31, 2002. This charge represents the full impairment of the goodwill that was on the Company's balance sheet prior to December 31, 2002. This asset arose through purchase accounting by the Company's Former Parent, as it related to the Company, in connection with the Former Parent's merger in 1990.

Warranty Costs — The Company provides for warranty costs in amounts it estimates will be needed to cover future warranty obligations for products sold. Estimates of warranty costs are based on historical experience and are periodically reviewed and adjusted, when necessary. The Company's product warranty provision is included in accrued expenses in the accompanying balance sheets. Changes in the Company's warranty provision during the years ended December 31, 2004, 2003 and 2002 are as follows:

(In Thousands)	2004	2003	2002
Balance at beginning of year	$510	$605	$1,011
Warranties provided	160	160	410
Settlements made	(160)	(255)	(816)
Balance at end of year	$510	$510	$605

Research and Development — Research and development costs are expensed as incurred.

Income Taxes — The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Stock-Based Compensation Plans — In December 2002, FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. As allowed by SFAS No. 123, the Company uses the intrinsic value-based method of accounting for stock based compensation prescribed in APB Opinion No. 25, and accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

Had compensation cost for the Company's outstanding stock options been determined based on the fair value at the grant dates for options consistent with SFAS No. 123, the Company's net income (loss) and basic and diluted net income (loss) per share would have differed as reflected by the pro forma amounts indicated below:

(In Thousands, Except Per Share Data)	2004	2003	2002
Net income (loss), as reported	$1,801	$1,007	$(8,137)
Add: Non-cash employee compensation, as reported	—	—	—
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	77	81	346
Pro forma, net income (loss)	$1,724	$926	$(8,483)
Basic and diluted net income (loss) per share, as reported	$0.10	$0.05	$(0.44)
Basic and diluted net income (loss) per share, pro forma	$0.09	$0.05	$(0.46)

Basic and Diluted Net Income (Loss) per Share — Basic net income (loss) per share is computed based on the weighted average number of outstanding shares of common stock. The basic weighted average number of shares outstanding were 18,488,783 for the year ended December 31, 2004 and 18,483,720 for each of the years ended December 31, 2003 and 2002. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding and dilutive potential shares of common stock. For the years ended December 31, 2004 and 2003, the diluted number of weighted shares outstanding was 18,906,897 and 18,525,914, respectively, which includes dilutive stock options of 418,114 and 42,194, respectively. For the year ended December 31, 2002, the diluted weighted average number of shares outstanding were 18,483,720 because the effect of options to purchase 2,318,500 shares of the Company's common stock were excluded from the calculation of diluted net income (loss) per share because the effect of inclusion of such options would have been antidilutive. For the year ended December 31, 2002, the effect of warrants to purchase 863,647 shares of the Company's common stock were excluded from the calculation of diluted net income (loss) per share because the effect of inclusion of such warrants would have been antidilutive. The warrants expired on June 18, 2003.

Business Concentration Risks — Sales to MasterCard were approximately 35%, 33% and 41% of sales for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, accounts receivable from MasterCard approximated $1.1 million and $1.0 million, respectively. The Company entered into an agreement with MasterCard dated February 28, 2003, which replaced the agreement dated February 1, 1996, as amended. The Company and MasterCard entered into an amendment to this agreement on September 29, 2003, in which MasterCard retained the Company to produce a new hologram for the Debit MasterCard and extended the agreement to February 28, 2011, subject to automatic renewal if not terminated by either party. The agreement also provides that MasterCard will receive three sequential price reductions of approximately 3% each, effective at the beginning of 2003, 2004 and 2006. The Company is currently the exclusive supplier to MasterCard. The loss of all or a substantial portion of the sales to MasterCard, however, would have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Sales to manufacturers of VISA credit cards (approximately 60 customers) were approximately 31%, 30% and 26% of sales for the years ended December 31, 2004, 2003 and 2002, respectively. The loss of a substantial portion of the sales to these customers would have a material adverse effect on the financial position, results of operations and cash flows of the Company. At December 31, 2004 and 2003, accounts receivable from these customers approximated $1.2 million and $1.3 million, respectively.

The Company has historically purchased certain key materials used in the manufacture of its holograms from third party suppliers. Any problems that occur with respect to the delivery, quality or cost of any such materials could have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Export Sales — Export sales were 21%, 28% and 27% of sales for the years ended December 31, 2004, 2003 and 2002, respectively. All export sales are denominated in United States dollars. At each of December 31, 2004 and 2003, accounts receivable from these customers approximated $0.5 million.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued expenses. The carrying amounts reported in the balance sheets approximate their fair value at both December 31, 2004 and 2003.

Reclassifications – Certain prior year amounts have been reclassified to conform with the current year's presentation.

Impact of Recently Issued Accounting Standards — In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R) (FAS 123R), Share-Based Payment, amending FAS 123 and requiring that all share-based payments to employees be recognized in the financial statements. Generally, the approach to accounting for share-based payments in FAS 123R is similar to the approach described in FAS 123, however, pro forma footnote disclosure will no longer be an alternative to financial statement recognition. This statement becomes effective in the first interim or annual period beginning after December 31, 2005. The Company expects to adopt the new statement effective January 1, 2006, using the modified-prospective transition method described in the statement. Under this method, the Company will be required to recognize compensation expense over the remaining vesting period for all awards that remain unvested as of December 31, 2005. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. The Company believes based on the level of share-based payments previously granted and unvested, that the adoption of FAS 123R will not have a material effect on its financial position, results of operations or cashflows, however, the level of future equity based compensation grants could have a material effect on amounts recorded in our statement of operations.

In November 2004, the Financial Accounting Standards Board issued Statement No. 151 (FAS 151), Inventory costs, an amendment of ARB No. 43, Chapter 4. FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges. In addition, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company currently believes that the adoption of FAS 151 will not have a material impact on its financial statements.

2. Inventories

	December 31,	
(In Thousands)	**2004**	**2003**
Finished goods	$1,749	$800
Finished goods on consignment with customers	231	417
Work in process	1,044	764
Raw materials	370	405
Inventories	$3,394	$2,386

3. Machinery, Equipment and Leasehold Improvements

	December 31,	
(In Thousands)	**2004**	**2003**
Machinery and equipment	$11,834	$10,583
Leasehold improvements	1,400	1,145
	13,234	11,728
Accumulated depreciation and amortization	10,062	9,238
Machinery, equipment and leasehold improvements, net	$3,172	$2,490

Depreciation and amortization of machinery and equipment and leasehold improvements for the years ended December 31, 2004, 2003 and 2002 were $824,000, $733,000 and $794,000, respectively.

4. Accrued Expenses

	December 31,	
(In Thousands)	**2004**	**2003**
Accrued contract liability	$357	$357
Warranty reserves	510	510
Salaries and wages	642	527
Accrued professional fees	121	63
Facility consolidation	190	—
Other	245	170
	$2,065	$1,627

5. Income Taxes

Provision for income taxes are as follows:

(In Thousands)	For the Years Ended December 31, 2004	2003	2002
Current:			
Federal	$962	$—	$—
State and local	263	—	—
	1,225	—	—
Deferred:			
Federal	(19)	573	655
State and local	(5)	171	203
	(24)	744	858
	$1,201	$744	$858

A reconciliation of the taxes on income in 2004, 2003 and 2002 is as follows:

(In Thousands)	For the Years Ended December 31, 2004	2003	2002
Tax at statutory rate	$1,051	$613	$(2,475)
Amortization and impairment of nondeductible goodwill and long-lived assets	—	—	3,161
State and local taxes, net of Federal benefit	167	111	133
Other	(17)	20	39
	$1,201	$744	$858

The tax effects of the items comprising the Company's deferred income tax assets and liabilities are as follows:

(In Thousands)	December 31, 2004	2003
Current deferred tax assets:		
Uniform capitalization of inventory	$204	$230
Bad debt reserve	72	76
Warranty reserve	204	214
Inventory obsolescence	221	173
Accrued vacation	87	83
Other liabilities	195	205
Net current deferred tax asset	$983	$981
Non current deferred tax asset:		
Net operating loss carryforward	$—	$108
	—	108
Non current deferred tax liabilities:		
Excess tax over book depreciation	(1,186)	(1,316)
Net non current deferred liability	$(1,186)	$(1,208)

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

6. Stockholders' Equity

On June 11, 1998, the Company increased its authorized common stock to 30,000,000 shares and its authorized preferred stock to 5,000,000 shares. On July 20, 1998, the Former Parent completed the sale of 13,636,000 shares of the Company's common stock in a public offering (the "Offering"), representing its entire investment in the Company. During 2001 and 2002 the Company issued and distributed 1,460,000 shares of its common stock as well as warrants to purchase 863,647 shares of the Company's common stock, at an exercise price of $6.00 per share in settlement of the class action lawsuit filed against the Company in 1999. The warrants expired on June 18, 2003. None of the warrants were exercised. On August 10, 2001, the Company's stockholders approved an amendment to the Company's Amended and Restated Articles of Incorporation increasing the number of authorized shares of its common stock to 40,000,000 shares.

On June 30, 2000, the Company entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, the Company sold 3,387,720 shares of the Company's common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that the Board of Directors of the Company and the audit committee of the Board of Directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane.

The Agreement also contains a standstill provision, whereby Crane agreed, that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of the outstanding securities of the Company. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of the Company during a tender or exchange offer if such offer is opposed by the Company's Board of Directors.

During 2000, the Company entered into additional agreements with Crane under which the Company rents factory space and leases employees for the Company's facility in Dalton, MA. For the years ended December 31, 2004, 2003 and 2002, the Company paid Crane under these agreements, $72,000 each year, for the rental of factory space and $169,000, $162,000 and $151,000, respectively, for the leased employees, which are primarily included in cost of goods sold in the accompanying statements of operations.

7. Facility Consolidation

On December 14, 2004, the Company entered into certain agreements to lease a new 134,000 square foot facility located in Robbinsville, New Jersey which will be the future site of the Company's primary operations. The Company will consolidate its existing office and manufacturing facilities in Elmsford, New York and Huntington Valley, Pennsylvania into the new facility. The Company also intends to expand and supplement its manufacturing operations in connection with this consolidation.

The lease is effective as of December 14, 2004 and expires on May 31, 2017. Under the agreements the Company has the right to renew the lease for three consecutive five year terms and also has an option to purchase the building.

The Company currently expects to incur expenses totaling approximately $4.2 million, of which $0.2 million was incurred in 2004, associated with its existing leases, vacating its current facilities, relocating and terminating certain employees, moving equipment and other related expenses which will be substantially complete by the third quarter of 2005. The expenses incurred in 2004 are classified as facility consolidation expenses on the accompanying statement of operations. Approximately $2.9 million of these expenses will be paid in cash ratably through the fourth quarter of 2007 and approximately $1.3 million of these expenses will be paid in cash as incurred through the fourth quarter of 2005.

8. Settlement Agreement

ABNH and Leonhard Kurz GmbH & Co. KG ("Kurz") entered into a Settlement Agreement dated as of July 1, 2002. Pursuant to the

Settlement Agreement, Kurz will make payments to ABNH totaling $900,000 over two years, with $300,000 paid upon settlement and the remainder payable in eight quarterly installments of $75,000 beginning in October 2002 in exchange for a release from any past, present and future infringements of ABNH's demetallizing and hot-stamping patents except for a future use of a specific interpretation of the demetallizing patents which is subject to a royalty based license. ABNH recorded such amounts as other income in the accompanying statement of operations in 2002, net of legal expenses of $280,000 and imputed interest of $50,000.

9. Stock Incentive Plans

On August 4, 2000, the Company adopted the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan (as amended, the "2000 Plan"), which was subsequently approved by the Company's stockholders at the annual meeting on September 12, 2000. On July 20, 1998, the Company adopted the 1998 Stock Incentive Plan (as amended, the "1998 Plan", and collectively with the 2000 Plan, the "Plans"). The Plans were adopted for the purpose of granting various stock incentives to officers, directors, employees and consultants of the Company. The Board of Directors (or a committee appointed by the Board of Directors) has discretionary authority, subject to certain restrictions, to administer the Plans. The total number of shares reserved for issuance under the Plans are 3,213,000 shares of common stock. Options to purchase 451,813 shares of common stock are available for future grants at December 31, 2004 under the Plans. The exercise price of options granted under the Plans may not be less than the fair market value of the common stock on the date such options were granted. Options granted under the Plans generally become vested and exercisable for up to 25% or 33 1/3% of the total optioned shares upon each succeeding anniversary of the date of grant. Generally, the unexercised portion of any option automatically terminates upon the termination of the optionee's employment with the Company, unless otherwise determined by the Board of Directors; provided however, that any extension shall not extend beyond the expiration of the option, generally ten years. Upon a change in control, outstanding options will generally become fully vested.

A summary of the status of the Company's outstanding stock options as of December 31, 2004, 2003 and 2002 and changes during the years then ended follows:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,838,000	$2.19	2,318,500	$2.55	2,509,500	$2.58
Granted	—	—	586,000	$0.91	23,000	$1.02
Exercised	(32,187)	$2.01	—	—	—	—
Forfeited	(76,813)	$2.10	(66,500)	$3.61	(214,000)	$2.76
Outstanding, end of year	2,729,000	$2.15	2,838,000	$2.19	2,318,500	$2.55
Exercisable, end of year	2,380,578	$2.32	2,170,251	$2.54	1,944,124	$2.67
Weighted average fair value of options granted during the year	$ —		$0.78		$0.84	

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.68 - $1.18	583,000	8.53	$0.95	244,578	$0.95
$1.67 - $1.94	855,000	5.53	$1.86	855,000	$1.86
$2.03 - $2.50	1,171,500	4.82	$2.31	1,161,500	$2.32
$8.50	119,500	3.55	$8.50	119,500	$8.50
$0.68 - $8.50	2,729,000	5.78	$2.15	2,380,578	$2.32

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002
Expected volatility	62.30%	63.10%
Risk-free interest rate	3.15% to 4.25%	3.63% to 4.02%
Dividend yield	—	—
Expected life	7.5 years	7.5 years

10. Employee Benefits Plans

Retirement Plans — On October 1, 1999, the Company implemented defined contribution plans for its employees. Aggregate contributions to such plans, which have been charged to the Company's operations, were approximately $59,000, $56,000 and $51,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

11. Commitments and Contingencies

The Company currently, and from time to time, is involved in litigation (as both plaintiff and defendant) incidental to the conduct of its business; however, the Company is not a party to any lawsuit or proceeding which, in the opinion of management of the Company, is likely to have a material impact on the Company's financial position, results of operations or cash flows.

Product Liability Matters — The Company provides holograms in connection with a wide range of its customers' products, in which case it is possible that the Company is subject to product liabilities in association with those products or in connection with the holograms used with those products. Although the Company maintains product liability insurance, there can be no assurance that such insurance would be available to cover any such claim or available in amounts sufficient to cover all potential liabilities. As a result, product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Leases — The Company has long-term operating leases for offices, manufacturing facilities and equipment, which expire through 2017. The Company has three five year renewal options on its Robbinsville location, which provides for renewal rents based upon the adjusted fair market rental value, as defined in the lease agreement.

Rental expense was approximately $1.2 million, $1.3 million and $1.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, future minimum lease payments under noncancelable operating leases, expiring through 2017, are as follows: $1.3 million in 2005; $1.5 million in 2006; $1.4 million in 2007; $0.6 million in 2008; $0.6 million in 2009 and $4.9 million, thereafter.

Employment Agreements — The Company entered into employment agreements with certain of its current officers, which provide for, among other matters, minimum compensation of approximately $0.5 million in 2005 and $0.4 million in 2006. The agreements also provide for bonuses. In connection with these agreements, the Company granted options to acquire 1,553,000 shares of its common stock from February 1999 through December 2003, at prices ranging from $0.85 to $2.50 per share, representing the fair market value of the Company's common stock on the dates of grants.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been quoted on the NASD's Over-the-Counter Bulletin Board quotation service under the symbol "ABHH," since March 31, 2000. Our securities are not listed or quoted on any exchange or other quotation system.

The following table sets forth the high and low closing prices of our common stock for each quarter of 2003, 2004 and the period from January 1 through March 18 of 2005.

	High	Low
2003		
First Quarter	$0.98	$0.71
Second Quarter	1.22	0.79
Third Quarter	1.29	1.05
Fourth Quarter	1.53	1.08
2004		
First Quarter	$2.40	$1.50
Second Quarter	2.95	1.88
Third Quarter	2.58	1.96
Fourth Quarter	3.98	2.45
2005		
First Quarter (through March 18, 2005)	$3.50	$2.75

As of March 1, 2005, there were approximately 530 holders of record of our common stock. Because many of our shares of common stock are held of record by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

We have not paid cash dividends during the past two fiscal years. We have no plans or intentions of paying dividends in the foreseeable future.

Unaudited Quarterly Results of Operations for the Years Ended December 31, 2004 and 2003

	Year Ended December 31, 2004			
(In Thousands, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$5,034	$4,907	$5,808	$5,514
Cost of goods sold	$2,270	$2,260	$2,413	$2,218
Net income	$402	$344	$598	$457
Net income per share-basic and diluted	$0.02	$0.02	$0.03	$0.02

	Year Ended December 31, 2003			
(In Thousands, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$4,538	$4,275	$4,629	$4,842
Cost of goods sold	$2,016	$1,988	$2,090	$2,185
Net income	$219	$120	$298	$370
Net income per share-basic and diluted	$0.01	$0.01	$0.02	$0.02

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in significant activity with respect to market risk sensitive instruments. Accordingly, our risk with respect to market risk sensitive instruments is immaterial.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
American Bank Note Holographics, Inc.

We have audited the accompanying balance sheets of American Bank Note Holographics, Inc. (the "Company") as of December 31, 2004 and 2003 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP
New York, New York
March 10, 2005

Corporate Information

Executive Officers

Kenneth H. Traub
President and Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

Mark J. Bonney
Executive Vice President and Chief Financial Officer

Board of Directors

Kenneth H. Traub
President and Chief Executive Officer, American Bank Note Holographics, Inc.

Salvatore F. D'Amato
Chairman of the Board, American Bank Note Holographics, Inc.

Fred J. Levin
President and Chief Executive Officer, LGI Network LLC

Douglas A. Crane
Manager of Currency Paper Manufacturing and U.S. Currency Contract, Crane & Co., Inc.

Jordan S. Davis
Managing Partner, Radius Ventures

Counsel
Fulbright & Jaworski L.L.P.
666 Fifth Avenue, New York, NY 10103

Annual Meeting of Shareholders
September 22, 2005

Form 10-K
ABNH has filed an Annual Report on Form 10-K with the Securities and Exchange Commission. Copies of this report can be obtained free of charge by calling or writing to the ABNH headquarters at the phone number or address set forth below, attention, Investor Relations.

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
6201 15th Avenue - Third Floor, Brooklyn, NY 11219

Internet Address
www.abnh.com

Headquarters
2 Applegate Drive, Robbinsville, NJ 08691
609-632-0800



AMERICAN BANK NOTE HOLOGRAPHICS, INC.

...gate Drive, Robbinsville, New Jersey 08691

www.abnh.com